UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santech Announces Receipt of Notification from Nasdaq

On August 7, 2025 Hong Kong Time, Santech Holdings Ltd. (“Santech” or the "Company") (NASDAQ: STEC) announced receipt of a notification letter from The Nasdaq Stock Market Inc. (the “Nasdaq”) indicating that the registrant is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules, as the closing bid price of the registrant’s American depositary shares ("ADSs") has been below US$1.00 per ADS for a period of 30 consecutive trading days. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release dated August 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited.

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: August 7, 2025 Hong Kong Time